Exhibit FS-6

Capitalization

Virginia Natural Gas, Inc.

(dollars in millions)
	As of March 31, 2002
	Actual
	Amount	Percent
Short-term debt	$ (19.1)	(3.6)%
Long-term debt	180.3	33.2%
Common shareholders' equity
Common stock (no par value, 3,718 shares issued and outstanding)	360.4	66.3%
Premium on common stock	-	-
Earnings reinvested	22.1	4.1%
Total capitalization, including short-term debt	$543.7	100.0%